Exhibit 99.1

Ctrip.com International, Ltd. Announces Completion of Offering of American Depositary Shares

SHANGHAI, September 13, 2016 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced the completion of the offering of 28,500,000 American depositary shares (“ADSs”), each representing 0.125 of an ordinary share (the “ADS Offering”), at US$45.96 per ADS. Ctrip has granted the underwriters in the ADS Offering a 30-day option to purchase up to an additional 4,275,000 ADSs to cover over-allotments, if any.

The Company also closed the concurrent offering of US$900 million in aggregate principal amount of convertible senior notes due 2022 (the “Notes”) (the “Notes Offering”) on September 12, 2016. The Notes were offered to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The Company has granted the initial purchasers a 30-day option to purchase up to an additional US$75 million principal amount of the Notes solely to cover over-allotments, if any.

J.P. Morgan Securities LLC and Morgan Stanley & Co. International plc acted as the joint book-running managers for the ADS Offering.

Concurrently with the ADS Offering, the Company closed private placements of Ctrip’s ordinary shares with the respective subsidiaries of Baidu, Inc. (“Baidu”) and The Priceline Group Inc. (“Priceline”), Ctrip’s existing shareholders, at an aggregate investment amount of US$100 million and US$25 million, respectively, pursuant to exemptions from registration with the U.S. Securities and Exchange Commission (the “SEC”) under Regulation S and Section 4(a)(2) of the Securities Act, respectively. In addition, concurrently with the closing of the Notes Offering, the Company also closed a private placement of US$25 million aggregate principal amount of convertible notes due 2022 with a subsidiary of Priceline pursuant to an exemption from registration with the SEC under Section 4(a)(2) of the Securities Act.

The Company plans to use the net proceeds from the ADS Offering and the concurrent private placements of ordinary shares for organic growth of Ctrip’s business, acquisitions of and investments in complementary businesses and assets, and other general corporate purposes.

The ADS Offering has been made only by means of a prospectus supplement and an accompanying prospectus included in a registration statement on Form F-3 filed with the SEC on December 9, 2015, which automatically became effective upon filing. Copies of the prospectus supplement and the accompanying prospectus relating to the ADS Offering may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, NY 11717, Attention: Prospectus Library, 866-803-9204, and Morgan Stanley, Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY, 10014.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the SEC, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12300
Email: iremail@ctrip.com